Mail Stop 6010


								October 7, 2005


Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Xavier de Cocklaan 42, 9831
Deurle, Belgium

	Re:	Remedent, Inc.
		Form 10-KSB for year ended March 31, 2005
		Filed July 14, 2005
		File No. 001-15975

Dear Mr. Van Acker:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant